UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                             SCHEDULE 13D/A AND 13D

                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Discovery Laboratories Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   254668 10 6
              ----------------------------------------------------
                                 (CUSIP Number)


                           Lindsay A. Rosenwald, M.D.
                         787 Seventh Avenue, 48th Floor
                            New York, New York 10019
                                 (212) 554-4300
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                       June 16, 1998 and November 25, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254668 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds*

      00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               153,437
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,483,320
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        153,437
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,483,320
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,636,757
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      33.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

CUSIP No. 254668 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      RAQ, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds*

      00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               NONE
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,001,739
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        NONE
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,001,739
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,001,739
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      22.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      00
--------------------------------------------------------------------------------

CUSIP No. 254668 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      The Aries Fund, a Cayman Island Trust
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds*

      PF and 00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               NONE
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             337,107
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        NONE
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        337,107
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      337,107
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      7.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      00
--------------------------------------------------------------------------------

CUSIP No. 254668 10 6             SCHEDULE 13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Source of Funds*

      00
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               NONE
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             481,581
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        NONE
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        481,581
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      481,581
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.
            Common Stock, $.001 par value ("Discovery Common")

            Discovery Laboratories, Inc. (the "Company")
            509 Madison Avenue, 14th Floor
            New York, New York 10022

Item 2.     Identity and Background.

      Names of Person Filing:

      (a) This amendment is filed on behalf of Dr. Lindsay A. Rosenwald and RAQ, LLC ("RAQ") and, as an initial statement on Schedule 13D, on behalf of The Aries Fund, a Class of the Aries Trust, a Cayman Island Trust ("Aries Trust") and Paramount Capital Asset Management, Inc. ("Paramount Capital") (collectively, the "Reporting Parties"). See attached Exhibit A which is a copy of the agreement in writing of the Reporting Parties to file this statement on behalf of each of them.

      (b) Each of Dr. Rosenwald, RAQ and Paramount Capital, a Subchapter S corporation incorporated in Delaware,(1) has a business address at 787 Seventh Avenue, 48th Floor, New York, New York, 10019. Aries Trust(2) has a business address c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and sole shareholder of Paramount Capital. Dr. Rosenwald is the managing member of RAQ, which is a member-managed limited liability company formed under the laws of the State of New York. Paramount Capital is the general partner in Aries Domestic Fund, L.P., a Delaware limited partnership ("Aries Domestic"). Paramount Capital is the investment manager to Aries Trust.

      (d) Dr. Rosenwald, RAQ, Paramount Capital and Aries Trust and their respective officers, directors, investment managers, trustees and managing members have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Rosenwald, RAQ, Paramount Capital and Aries Trust and their respective officers, directors, investment managers, trustees and managing members have not, during the five years prior to the date hereof, been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------
(1) Please see the attached Exhibit B indicating the managing members, executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said managing members, officers and directors. Exhibit B is herein incorporated by reference.

(2) Please see the attached Exhibit C indicating the managing members, executive officers and directors of the investment manager of Aries Trust and providing information called for by Items 2-6 of this statement as to said managing members, officers and directors. Exhibit C is herein incorporated by reference.

      (f) Dr. Rosenwald is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            On November 25, 1997, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 16, 1997, between the Company and Discovery Laboratories, Inc., a former Delaware corporation ("Old Discovery"), Old Discovery merged with and into the Company (the "1997 Merger"). In connection with the 1997 Merger, the Company (which was until such time named Ansan Pharmaceuticals, Inc.) changed its name to Discovery Laboratories, Inc. Concurrently with the effectiveness of the 1997 Merger, the Company effected a 1-for-3 reverse split (the "Reverse Split") of its outstanding shares of Discovery Common. Dr. Rosenwald, through Aries Domestic, Aries Trust and RAQ, and Paramount Capital, through Aries Domestic and Aries Trust, held Common Stock, $.001 par value, of Old Discovery ("Old Discovery Common") and Series A Convertible Preferred Stock, $.001 par value, of Old Discovery ("Old Discovery Preferred") that were cancelled in the 1997 Merger. Dr. Rosenwald, through Aries Domestic, Aries Trust and RAQ, Paramount Capital, through Aries Domestic and Aries Trust, and Dr. Rosenwald individually held warrants for the purchase of Old Discovery Common and Old Discovery Preferred. As a consequence of the 1997 Merger and the Reverse Split, (i) each of the aforementioned shares of Old Discovery Common were exchanged for 0.389157 (the "Common Exchange Ratio") shares of Discovery Common, (ii) each of the aforementioned shares of Old Discovery Preferred were exchanged for one share of Series B Convertible Preferred Stock, $.001 par value, of the Company ("Discovery Preferred") having rights, privileges and preferences substantially similar to those of the Old Discovery Preferred (with the conversion ratio of the Discovery Preferred adjusted in proportion to the Common Exchange Ratio) and (iii) each of the aforementioned warrants for the purchase of Old Discovery Common and Old Discovery Preferred was assumed by Discovery and became exercisable for the number and type of securities of Discovery that would have been received by the holder of such warrant in the 1997 Merger had such warrant been exercised prior thereto.

            Additionally, Dr. Rosenwald holds options to purchase 111 shares of Discovery Common. These options were received by Dr. Rosenwald as compensation for serving on the Board of Directors of the Company prior to the 1997 Merger. As a consequence of the Reverse Split, each of Dr. Rosenwald's options to purchase shares of Old Discovery Common prior to the 1997 Merger became exercisable for one share of Discovery Common at an exercise price of $0.87 per share.

            On June 16, 1998, ATI Acquisition Corp., a wholly owned subsidiary of the Company ("Acquisition Corp."), merged (the "ATI Merger") with and into Acute Therapeutics, Inc., a majority-owned subsidiary of the Company ("ATI"), pursuant to an Agreement and Plan of Merger dated as of March 5, 1998 among the Company, ATI and Acquisition Corp. Pursuant to the ATI Merger, each share of ATI's Common Stock, par value $0.001 per share, was converted into 3.90 shares of Discovery Common, resulting in an aggregate issuance of approximately 1,033,500 new shares of Discovery Common upon the closing of the ATI Merger. None of the Reporting Parties received any securities of the Company in connection with the ATI Merger.

Item 4.     Purpose of Transaction.

            Except as indicated in this Schedule 13D/A and 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the above date, Dr. Rosenwald, through acquisitions by RAQ, and, together with Paramount Capital, through acquisitions by Aries Trust and Aries Domestic, beneficially owned 1,636,757 shares, or 33.3%, of the Discovery Common, as follows:

                                          Amount Owned
            Dr. Rosenwald                 153,437
            RAQ                           1,001,739
            Aries Domestic                144,474
            Aries Trust                   337,107

,RAQ beneficially owned the 1,001,739 shares, or 22.9%, of the Discovery Common (as indicated above), Aries Trust beneficially owned the 337,107 shares, or 7.3%, of the Discovery Common (as indicated above) and Paramount Capital, together with Dr. Rosenwald, through acquisitions by Aries Trust and Aries Domestic, beneficially owned 481,581 shares, or 10.1%, of the Discovery Common, as follows: Amount Owned Aries Domestic 144,474 Aries Trust 337,107

      (b) Dr. Rosenwald shares the power to vote or to direct the vote and to dispose or to direct the disposition of all those shares beneficially owned by each of RAQ, Paramount Capital and Aries Trust. Each of RAQ, Aries Trust and Paramount Capital shares the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

      (c) During the sixty days preceding the filing of this statement, Aries Trust acquired the following shares of Discovery Common in the open market:

            Date              Number of Shares        Price Per Share
            ----              ----------------        ---------------

            August 17, 1998         2,500                   $3.125
            August 20, 1998         3,700                   $3.125
            August 21, 1998         3,000                   $3.125
            August 24, 1998         2,000                   $3.125
            August 26, 1998         3,700                   $3.125
            August 27, 1998         3,700                   $3.125
            September 2, 1998      10,000                   $3.125
            September 3, 1998       4,900                   $3.125
            September 4, 1998       3,700                   $3.125

and Aries Domestic acquired the following shares of Discovery Common in the open market:

            Date              Number of Shares        Price Per Share
            ----              ----------------        ---------------

            August 17, 1998         2,500                   $3.125
            August 20, 1998         1,300                   $3.125
            August 26, 1998         1,300                   $3.125
            August 27, 1998         1,300                   $3.125
            September 2, 1998       3,500                   $3.125
            September 3, 1998       1,600                   $3.125
            September 4, 1998       1,300                   $3.125

As of the date of filing of this statement, taking such purchases into account, Dr. Rosenwald beneficially owns 1,686,757 shares of Discovery Common (34.3%); Paramount Capital beneficially owns 531,578 shares of Discovery Common (11.1%); and Aries Fund beneficially owns 387,105 shares of Discovery Common (8.1%).

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Company. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Dr. Rosenwald is the managing member, President and sole member of RAQ.

            Except as indicated in this Schedule 13D/A and 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person with respect to any securities of the Company.

Item 7.     Material to be Filed as Exhibits:

EXHIBIT A   Copy of an Agreement among Dr. Rosenwald, RAQ, Paramount Capital and Aries Trust to file this amendment on Schedule 13D on behalf of each of them.

EXHIBIT B   List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this Statement relating to said officers and directors.

EXHIBIT C   List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this Statement relating to said officers and directors.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      September 11, 1998
            New York, New York      By:   /s/ Linsday Rosenwald
                                          ---------------------------------
                                          Dr. Lindsay A. Rosenwald

                                          RAQ, LLC


Dated:      September 11, 1998
            New York, New York      By:   /s/ Linsday Rosenwald
                                          ---------------------------------
                                          Name:   Dr. Lindsay A. Rosenwald
                                          Title:  President

                                          The Aries Trust, a Cayman Island
                                          Trust
                                          By Paramount Capital Asset
                                          Management, Inc., Investment Manager


Dated:      September 11, 1998
            New York, New York      By:   /s/ Linsday Rosenwald
                                          ---------------------------------
                                          Name:  Dr. Lindsay A. Rosenwald
                                          Title:  Chairman

                                          Paramount Capital Asset Management,
                                          Inc.


Dated:      September 11, 1998
            New York, New York      By:   /s/ Linsday Rosenwald
                                          ---------------------------------
                                          Name:   Dr. Lindsay A. Rosenwald
                                          Title:  Chairman

                                    EXHIBIT A

                                    AGREEMENT

                     JOINT FILING OF SCHEDULE 13D/A AND 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D/A and 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Discovery Laboratories, Inc. and hereby affirms that such Schedule 13D/A AND 13D is being filed on behalf of each of the undersigned.


Dated:      September 11, 1998
            New York, New York            /s/ Linsday Rosenwald
                                          ---------------------------------
                                          Dr. Lindsay A. Rosenwald

                                          RAQ, LLC


Dated:      September 11, 1998
            New York, New York      By:   /s/ Linsday Rosenwald
                                          ---------------------------------
                                          Name:   Dr. Lindsay A. Rosenwald
                                          Title:  President

                                          The Aries Trust, a Cayman Island
                                          Trust
                                          By Paramount Capital Asset
                                          Management, Inc., Investment Manager

Dated:      September 11, 1998
            New York, New York      By:   /s/ Linsday Rosenwald
                                          ---------------------------------
                                          Name:  Dr. Lindsay A. Rosenwald
                                          Title:  President

                                          Paramount Capital Asset Management,
                                          Inc.

Dated:      September 11, 1998
            New York, New York      By:   /s/ Linsday Rosenwald
                                          ---------------------------------
                                          Name:   Dr. Lindsay A. Rosenwald
                                          Title:  President

                                    EXHIBIT B

            The name and principal occupation or employment, which in each instance is with Paramount Capital at 787 Seventh Avenue, 48th Floor, New York, New York 10017, of each executive officer and director of Paramount Capital, the investment manager of Aries Trust, is as follows:

NAME                                PRINCIPAL OCCUPATION
                                    OR EMPLOYMENT

            Exhibit C is hereby incorporated by reference.

Item 2.

            During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3-6.

            Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

            The name and principal occupation or employment, which in each instance is with Paramount Capital located at 787 Seventh Avenue, 48th Floor, New York, New York 10017, of each executive officer and director of Paramount Capital is as follows:

NAME                                      PRINCIPAL OCCUPATION
                                          OR EMPLOYMENT

Dr. Lindsay Rosenwald                     Chairman of the Board, Paramount
                                          Capital Asset Management,
                                          Inc., Paramount Capital LLC and
                                          Paramount Capital, Inc.

Dr. Mark C. Rogers                        President, Paramount
                                          Capital Asset Management,
                                          Inc., Paramount Capital LLC and
                                          Paramount Capital, Inc.

Peter Morgan Kash                         Director of Paramount Capital Asset
                                          Management, Inc.
                                          Senior Managing Director, Paramount
                                          Capital, Inc.

Dr. Yuichi Iwaki                          Director of Paramount Capital Asset
                                          Management, Inc.
                                          Professor, University of Southern
                                          California School of Medicine

Item 2.

            During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3-6.

            Please refer to Items 3-6 herein reporting the beneficial ownership.